Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Netflix Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

2

Netflix Inc.
Vote FOR Proposal 4

Shareholder proposal requesting Netflix Inc.

issue a climate transition plan

Dear Netflix Inc. Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 4 “Shareholder proposal requesting Netflix Inc. issue a climate transition plan” (the “Proposal”) at the Netflix Inc. (“Netflix” or “the Company”) annual meeting of shareholders on June 5, 2025. The Proposal seeks additional disclosure regarding the Company’s plan to reach its 2030 science-based greenhouse gas (GHG) emissions reduction target.

The Proposal

RESOLVED: Shareholders request Netflix issue a climate transition plan, above and beyond existing disclosure, describing how it intends to align its operations and full value chain emissions with the Company’s existing science-based target. The plan should be published at reasonable expense, exclude confidential information, and detail progress and any plan updates on an annual basis.

SUPPORTING STATEMENT: In developing the plan, we recommend considering, at management’s discretion:

•	Forward-looking, near-term quantitative and qualitative strategies, metrics, and milestones for achieving the Company's GHG emissions reduction targets across decarbonization, policy advocacy, and just transition components;
•	Guidance by advisory groups such as the Transition Plan Taskforce, Task Force for Climate-Related Financial Disclosures, CDP, and Climate Action 100+
•	Supporting targets for energy efficiency, vehicle electrification, clean mobile power, and renewable energy, and other measures deemed appropriate by management.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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For the following reasons, we are urging Netflix shareholders to vote Yes for Proposal 4:

1.	Climate transition plans benefit investors by disclosing decision-useful information about how companies intend to achieve their climate-related targets. Netflix could better inform its investors by disclosing a transition plan describing any interim targets, milestones, action steps, key performance indicators, scenario planning, pathway uncertainties and assumptions, and policy advocacy meaningful to achieving its climate targets.

2.	Netflix may be falling short of rising investor expectations for companies to issue well-articulated climate transition plans.[2],3,4 Netflix has set ambitious GHG emissions reduction targets – committing to eliminate 46% of its operational emissions and 55% of its value chain emissions per million USD of value added by 2030.[5] By issuing a climate transition plan, Netflix could boost investor confidence by demonstrating it is engaging in the internal decision making, enterprise-level strategy development, analyses of target pathways, and contingency planning needed to meet its targets.

3.	Companies across a wide variety of industry sectors, many with more complex value chains than Netflix, have issued decision-useful climate transition plans. Ball Corporation,[6] National Grid,[7] Unilever.[8] Levi Strauss,[9] General Mills,[10] Intel,[11] Danone,[12] and P&G13 have issued valuable transition plans. Additionally, according to the environmental disclosure platform, CDP, nearly 6,000 companies have already developed climate transition plans.[14]

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2 https://www.fsb.org/2025/01/the-relevance-of-transition-plans-for-financial-stability/

3 https://www.ibanet.org/Understanding-climate-transition-plans

4 https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/climate-change-sustainability-services/documents/ey-gl-global-climate-action-barometer-11-2024.pdf?trk=public_post_comment-text#page=4.10

5 https://s22.q4cdn.com/959853165/files/doc_downloads/2024/6/2023-Netflix-Environmental-Social-Governance-Report.pdf#page=11

6 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf

7 https://www.nationalgrid.com/document/151931/download

8 https://www.unilever.com/files/ctap.pdf

9 https://www.levistrauss.com/wp-content/uploads/2024/10/Climate-Transition-Plan.pdf

10 https://www.generalmills.com/-/media/project/gmi/corporate/corporate-master/files/about-us/commitments/general-mills-climate-transition-action-plan.pdf?rev=6be602cf6d8347528ecd5b40216f704b

11 https://www.intel.com/content/www/us/en/environment/climate-transition-action-plan.html

12 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf

13 https://s1.q4cdn.com/695946674/files/doc_downloads/esg/PG_CTAP.pdf

14 https://www.cdp.net/en/press-releases/15c-still-the-goal-businesses-disclosing-climate-transition-plans-jumps-nearly-50

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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4.	Evolving climate transition plan disclosure requirements in Europe, and elsewhere, do not preclude Netflix from developing and issuing a transition plan now. With disclosure regulations under development, and potentially delayed until 2030 in Europe, investors need transition plan information now that demonstrates how Netflix intends to meet its fast-approaching 2030 emissions reduction targets.

5.	Failing to meet its GHG emissions reduction targets could expose the Company to reputational risk among its customers, public interest NGOs, and the general public. By engaging in the process of developing and publishing a comprehensive climate transition, Netflix could reduce the possibility of misjudging steps and timeframes needed to meet its targets and, therefore, be better positioned for success.

Analysis

I.	Climate transition plans benefit investors by disclosing decision-useful information about how companies intend to achieve their climate-related targets.

Climate transition action plans are forward-looking, time-bound action plans that outline how a company will pivot its business model toward achieving its climate goals and targets. A comprehensive plan describes a company’s interim targets, milestones, action steps, key performance indicators, scenario planning, pathway uncertainties and assumptions, and policy advocacy. Netflix investors could benefit from access to this type of decision-useful information.

In the simplest terms, transition plans are business plans that companies write and implement to provide a roadmap for reaching their climate-related goals and targets in a just, equitable, and cost-effective manner. They are not the same as progress updates in sustainability reports, which are primarily backwards-looking.

Leading financial and investor organizations recommend writing climate transition plans. The World Economic Forum (WEF) touts transition plans because they “build accountability.”15 The Alliance of CEO Climate Leaders, which represents CEOs from 130+ companies across 27 countries and 12 industry sectors, now requires its member companies to begin issuing climate transition plans by the end of 2026.16

The Financial Stability Board supports transition plans as “a tool for firms to articulate their strategies and manage climate risks.”17 Additionally, BloombergNEF values transition plans because they “set out an entity’s climate objectives, together with the strategies, engagement, governance and metrics for it to achieve them,”18 and the We Mean Business Coalition promotes these plans as a way for companies to outline the concrete steps they will take on their emissions reduction trajectories and to avoid the appearance of “pay[ing] lip service to sustainability.”19

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15 https://www.weforum.org/stories/2024/06/climate-transition-plans-ceos-deliver-more-than-net-zero/

16 https://initiatives.weforum.org/alliance-of-ceo-climate-leaders/members

17 https://www.fsb.org/2025/01/the-relevance-of-transition-plans-for-financial-stability/

18 https://about.bnef.com/blog/climate-transition-plans-gain-momentum-from-policy-banks/

19 https://www.wemeanbusinesscoalition.org/blog/five-reasons-your-company-needs-a-climate-transition-action-plan/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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II.	Netflix may be falling short of rising investor expectations for companies to issue well-articulated climate transition plans.[20],21,22

Recognizing the global imperative to mitigate the impacts of climate change, Netflix set science-based emissions reduction targets with the Science Based Targets initiative (SBTi). Its targets include an absolute operational GHG emissions reduction target of 46% and value chain emissions reduction target of 55% per million USD value added – both by 2030.23

Netflix emphatically states in its 2023 Environmental, Social, and Governance Report that “If we are to prevent unmanageable climate change, what we do — and don’t do — in the next decade will be critical,” and that as a result, it has “established climate targets that can be measured in years, not decades.” We believe Netflix’s targets are appropriately ambitious, and we firmly support the Company’s efforts to reach them. Our Proposal simply seeks additional information about how Netflix intends to do this work and believe this information is best captured in a climate transition plan.

For broader context, investors are expressing an increasing interest in corporate climate transition plans because they are looking for transparent, robust and detailed disclosures of climate-related metrics,24 anticipated responses to companies’ climate-related exposures,25 strategies for building long-term shareholder value, and how companies are executing a just transition for their employees and stakeholders as they strive to meet their climate goals and targets.26

III.	Companies across a wide variety of industry sectors, many with more complex value chains than Netflix, have issued decision-useful climate transition plans.

Just as many investors assess metrics, business strategies, growth forecasts, and uncertainties in policy and macroeconomic environments to evaluate and anticipate company performance, many investors seek related information to assess company progress toward their climate targets, especially as attaining them may require internal re-alignment of strategic business priorities.

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20 https://www.fsb.org/2025/01/the-relevance-of-transition-plans-for-financial-stability/

21 https://www.ibanet.org/Understanding-climate-transition-plans

22 https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/climate-change-sustainability-services/documents/ey-gl-global-climate-action-barometer-11-2024.pdf?trk=public_post_comment-text#page=4.10

23 https://sciencebasedtargets.org/target-dashboard. Add Netflix’s name to in the search bar to find emissions reduction target information.

24 https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/climate-change-sustainability-services/documents/ey-gl-global-climate-action-barometer-11-2024.pdf?trk=public_post_comment-text#page=4.10

25 https://www.fsb.org/uploads/P140125.pdf#page=12

26 https://theinvestoragenda.org/wp-content/uploads/2022/08/2022-Global-Investor-Statement-.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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Netflix does provide some helpful, albeit limited, information about the levers it intends to pull to reach its 2030 targets. It graphs its anticipated operational emissions savings pathway to 2030, delineating the metric tons of CO2e ascribed per emission reduction strategy, i.e. renewable electricity and fuels, electric vehicles, clean mobile power (e.g. clean energy generators), and energy efficiency & behavioral changes.27

Netflix also provides rudimentary plans for its value chain emissions reduction, which it notes comprise over 95% of its total GHG footprint. For example, it identifies electricity usage as a significant source of value chain emissions and reports launching an internal initiative to support renewable energy adoption among its suppliers.28

However, according to the UK’s Transition Plan Taskforce (TPT) Disclosure Framework, which was developed to help companies develop, disclose, and deliver “gold standard” climate transition plans,29 a transition plan should cover a much greater scope of information than what Netflix has provided.

For example, the TPT framework30 recommends that companies report their:

•	Targets, goals, and objectives
•	Key assumptions
•	Planned action steps
•	Interim targets, milestones, and key performance indicators (KPIs)
•	Scenario analyses
•	Resourcing plans
•	Policy advocacy
•	Challenges and uncertainties

We believe investors would benefit by Netflix responding to each of these bulleted items. For example, it would be helpful to know what assumptions inform Netflix’s emissions reduction strategies. Is the Company depending on favorable clean energy pricing, availability of affordable electric vehicles, and affordable access to green hydrogen? How does it integrate projected corporate growth into its target strategies?

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27 https://s22.q4cdn.com/959853165/files/doc_downloads/2024/6/2023-Netflix-Environmental-Social-Governance-Report.pdf#page=16

28 https://s22.q4cdn.com/959853165/files/doc_downloads/2024/6/2023-Netflix-Environmental-Social-Governance-Report.pdf#page=25

29 https://www.deloitte.com/uk/en/Industries/financial-services/blogs/transition-plan-taskforces-final-disclosure-framework.html

30 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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While Netflix has outlined some action steps in its 2023 Environmental, Social, and Governance report, it could flesh out any interim targets, milestones, and KPIs it is using and establish them if it isn’t. Investors may benefit from knowing whether the Company has any time-bound targets for securing renewable energy sourcing contracts, engaging suppliers on increasing their uptake of renewable energy, or purchasing electric vehicles.

Another helpful element of climate transition plans is scenario analysis, which companies use to map out how changing economic, regulatory, or market conditions may impact their abilities to reach their targets. In addition to scenario analysis, Netflix could share, at a high level, how it is planning to allocate opex and capex, so that investors may be better informed of its financial strategies.

Whether and how Netflix directly and indirectly lobbies on climate public policy can be a helpful yardstick to investors for understanding how important certain laws, like the Inflation Reduction Act, for example, or regulations are to its climate strategies.

Finally, clearly articulating the uncertainties and challenges that could derail or delay Netflix reaching its targets is critical. When investors are informed of possible pitfalls, they are better prepared should the Company need to make an adjustment to its emissions reduction strategies.

Leading examples of investor useful climate transition plans are currently available.

According to the most recent survey by CDP, a leading environmental disclosure platform, nearly 6,000 companies disclosed having climate transition plans.31

Companies publishing leading climate transition plans include Ball Corporation,32 National Grid,33 Unilever.34 Levi Strauss,35 General Mills,36 Intel,37 Danone,38 and P&G.39 Netflix could adopt some of the best disclosure practices found in these plans. For example:

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31 https://www.cdp.net/en/press-releases/15c-still-the-goal-businesses-disclosing-climate-transition-plans-jumps-nearly-50

32 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf

33 https://www.nationalgrid.com/document/151931/download

34 https://www.unilever.com/files/ctap.pdf

35 https://www.levistrauss.com/wp-content/uploads/2024/10/Climate-Transition-Plan.pdf

36 https://www.generalmills.com/-/media/project/gmi/corporate/corporate-master/files/about-us/commitments/general-mills-climate-transition-action-plan.pdf?rev=6be602cf6d8347528ecd5b40216f704b

37 https://www.intel.com/content/www/us/en/environment/climate-transition-action-plan.html

38 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf

39 https://s1.q4cdn.com/695946674/files/doc_downloads/esg/PG_CTAP.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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•	National Grid publishes interim targets and details the many assumptions that underpin its emissions and energy reduction forecasts.[40]
•	Ball Corporation provides assumptions and comprehensive set of scenario analyses describing factors that could potentially impact its ability to reach its net zero by 2040 emissions reduction target. Additionally, it reports a ‘Plan B’ strategy, outlining pivots to its business approach under different potential scenarios. [41]
•	In describing its transition resourcing, Intel reports on the dollar amounts of its green bond issuances which are invested in support of its renewable energy, electricity efficiency and environmental goals,[42] Intel,[43] National Grid details the proportion its revenue, opex and capex that aligns with achieving the goals of the Paris Agreement.[44]
•	Danone,[45] Intel,[46] and Levi Strauss[47] describe their policy advocacy in support of laws and regulations that advance their decarbonization goals.
•	Both P&G48 and General Mills[49] discuss uncertainties that may alter their transition pathways.
•	Levi Strauss describes its planned implementation activities in support of a just transition.[50]

Finally, we anticipate that many more climate transition plans will emerge in the near future that could serve as helpful resources for Netflix.

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40 https://www.nationalgrid.com/document/151931/download

41 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=34

42 https://www.intel.com/content/dam/www/central-libraries/us/en/documents/2023-11/climate-transition-action-plan-2023.pdf#page=23

43 https://www.intel.com/content/dam/www/central-libraries/us/en/documents/2023-11/climate-transition-action-plan-2023.pdf#page=11

44 https://www.nationalgrid.com/document/151931/download. Pg 24.

45 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=42

46

47 https://www.levistrauss.com/wp-content/uploads/2024/10/Climate-Transition-Plan.pdf#page=41

48 https://s1.q4cdn.com/695946674/files/doc_downloads/esg/PG_CTAP.pdf#page=40

49 General Mills 2024 Climate Transition Action Plan. Pg 4.

50 https://www.levistrauss.com/wp-content/uploads/2024/10/Climate-Transition-Plan.pdf#page=32

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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IV.	Evolving climate transition plan disclosure requirements in Europe, and elsewhere, do not preclude Netflix from developing and issuing a transition plan now.

In its opposition statement, Netflix cites the concern that “mandatory disclosures regarding climate transition plans and other sustainability matters are evolving,” suggesting that it is prevented from delivering information of clear investor interest now. Fortunately for Netflix, the disclosure evolution appears to be converging on International Sustainability Standards Board (ISSB) S1 and S2 sustainability reporting disclosure standards. In fact, more than 35 jurisdictions have started the process to apply the standards or are currently applying them.51,52,53 However, it is important to note that the ISSB standards only require disclosure of climate transition plans if companies already have one.

With the development of the Corporate Sustainability Due Diligence Directive (CSDDD), to which we believe Netflix is subject, the European Union explicitly calls on reporting companies to issue climate transition plans. Specifically, it mandates companies “adopt and put into put into effect” transition plans demonstrating how their business models and strategies are compatible with limiting global warming to 1.5oC in line with the Paris Agreement. However, the EU is now revisiting the CSDDD, and proposed revisions still include language that requires companies to adopt transition plans, but confusingly, suggests they need only describe “implementing actions.”

Proposed revisions notwithstanding, the EU recently voted to delay implementation of CSDDD. As a result, disclosure of climate transition plans would not occur until 2030. If Netflix is intending to issue its first transition plan in 2030, then it is leaving investors in the dark during the critical years running up to its 2030 climate targets when they need timely and material information.

Even as mandatory disclosure regulations are evolving, there is, according to CDP, “an emerging convergence around the key disclosure indicators of a credible climate transition plan.”54 That is, CDP found strong alignment among leading disclosure frameworks on the preferred content of a transition plan. Therefore, we believe Netflix should feel comfortable in reporting to those key indicators and begin writing a transition plan now.

V.	Failing to meet its GHG emissions reduction targets could expose the Company to reputational risk among its customers, public interest NGOs, and the general public.

As a consumer-facing company with millions of customers and strong brand recognition, Netflix could be exposed to reputational risk among its customers, public interest NGOs, and the general public if it fails to deliver on its GHG emissions reduction targets.

By engaging in the process of developing and publishing a comprehensive climate transition, Netflix could reduce the possibility of misjudging steps needed to meet its targets. This in turn could help it maintain its corporate image, brand popularity, and long-term shareholder value.

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51 https://www.esgtoday.com/issb-launches-new-roadmap-tool-to-help-jurisdictions-adopt-sustainability-reporting-standards/

52 https://standards.aasb.gov.au/sites/default/files/2025-01/AASBS2_09-24.pdf

53 https://www.wri.org/update/singapore-net-zero-corporate-climate-risk-disclosure-private-climate-finance#:~:text=Listed%20issuers%20will%20be%20required,on%20behalf%20of%20their%20customers

54 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/007/783/original/CDP_Climate_Transition_Plans_2024.pdf?1720436354#page=7

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.

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Conclusion

Implementing the Proposal’s request would afford investors additional insight into Netflix’s plans and strategies for meeting its public commitment to achieve its significant GHG emissions reduction targets. By so doing, it could bolster investor confidence in its management capabilities and avoid potential reputational damage if it underperforms in reaching its climate targets.

We therefore urge you to vote FOR Proposal 4 on Netflix’s proxy card.

If you have any questions or need additional information, contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Netflix Inc.’s proxy statement.